Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended
December 31, 2021 and 2020

TFI International Inc.
Consolidated Financial Statements
Years ended December 31, 2021 and 2020

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of TFI International Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of TFI International Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the financial performance and its cash flows for the years ended December 31, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2022 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of the provisional fair value measurement of land and buildings acquired in the UPS Ground Freight, Inc. acquisition
As discussed in note 5 to the consolidated financial statements, on April 30, 2021, the Company completed the acquisition of UPS Ground Freight, Inc., the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. As a result of the business combination, the Company acquired, amongst other assets, land and buildings with a provisional fair value of $735.9 million. As of December 31, 2021, the fair values measured regarding the UPS Ground Freight, Inc. acquisition were on a provisional basis, including for land and buildings. The provisional fair value of land and buildings was determined by management using the market comparison technique and cost technique. The valuation model considered market prices for comparable sites, when available, and considers depreciated replacement cost, which reflects adjustments for physical deterioration, when appropriate. Significant inputs included market prices for comparable sites and average rebuild cost. A preliminary bargain purchase gain in the amount of $193.5 million was recognized in the statement of income as at December 2021.
We identified the evaluation of the provisional fair value measurement of land and buildings acquired in the UPS Ground Freight, Inc. acquisition as a critical audit matter. There was a high degree of subjectivity that required significant auditor judgement in evaluating the market prices for comparable land and average rebuild costs for comparable depreciated buildings. Additionally, the procedures required use of professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the acquisition-date provisional valuation process of the land and buildings, including the controls over the development of certain assumptions. For a sample of land items, we compared the market prices used by management to external market data for comparable items. For a selection of building items, we compared the average rebuild costs used by management to external market data for comparable items. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the valuation methods and certain assumptions used in the determination of the land and buildings provisional fair value measurements.
Assessment of the self-insurance provisions
As discussed in Note 16 to the consolidated financial statements, the Company has $69.5 million of self-insurance provisions as of December 31, 2021. As discussed in Note 3l), self-insurance provisions represent the uninsured portion of outstanding claims at year-end,
related to cargo loss, bodily injury, worker’s compensation and property damages. The Company records an estimate of the provisions for estimated future disbursements associated with the self-insured portion for claims filed at year-end
and incurred but not reported.
We identified the assessment of the self-insurance provisions as a critical audit matter. Significant auditor judgment was required to evaluate the amounts that will ultimately be paid to settle these claims. Significant assumptions that affected the estimated provisions included the consideration of historical claim experience, severity factors affecting the amounts ultimately paid which are used to determine the loss development patterns, and current and expected levels of cost per claims which are used to determine expected loss ratios. Additionally, the provisions included estimates for claims that have been incurred but have not been reported, and specialized skills and knowledge were needed to evaluate the actuarial methods and assumptions used to assess these estimates.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the reconciliation and monitoring of its self-insurance provision. For claims for which the estimate is determined using actuarial methods, which included all claims incurred but not reported, we involved actuarial professionals with specialized skills and knowledge, who assisted in:

•	Comparing the Company’s actuarial reserving methods with generally accepted actuarial standards;

•	Evaluating assumptions used in determining the provisions, including the loss development pattern and the expected loss ratios;

•
Developing an expected range of the provisions, including for claims incurred but not reported, by applying actuarial methods and assumptions to the Company’s data and comparing to the Company’s estimated provisions.

For claims for which the estimate is not determined using actuarial methods, for a selection of claims, we confirmed with the Company’s external counsel regarding the Company’s evaluation of claims and any excluded claims.
/s/ KPMG LLP
We have served as the Company’s auditor since 2003.
Montréal, Canada
March 14, 2022

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors TFI International Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited TFI International Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 14, 2022 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

•
IT General Controls: The Company had an aggregation of control deficiencies within its information technology (IT) general controls across multiple systems supporting the Company’s business processes, including deficiencies relating to user access controls, change management, and high-privileged access. Process-level automated controls and manual controls that are dependent on information from affected IT systems, where risks could not be mitigated, were ineffective because they could have been adversely impacted by the IT general control deficiencies; and

•
Order to Cash Process: Due to the material weakness described above, automated controls and manual controls that are dependent on information from affected IT systems around the order to cash process, which encompasses billing and pricing sub-processes
were found to not be effective. In addition, there was inadequate review of manual process level controls and documentation.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
The Company acquired UPS Ground Freight, Inc. (now TForce Freight, Inc.) during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, TForce Freight, Inc.’s internal control over financial reporting associated with 39.1% of current assets and 27.8% of long term assets, 21.1% of current liabilities, 17.6% of long term liabilities, 31.8% of total revenue, and 18.5% of net income included in the consolidated financial statements of the Company as of and for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of TForce Freight, Inc.
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the “Management’s Annual Report on Internal Controls over Financial Reporting” section in the Company’s Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Montréal, Canada
March 14, 2022

TFI International Inc.	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	DECEMBER 31, 2021 AND 2020

(in thousands of U.S. dollars)		As at	As at
	Note	December 31, 2021	December 31, 2020*
Assets
Cash and cash equivalents		19,292	4,297
Trade and other receivables	6	1,056,023	597,873
Inventoried supplies		24,402	8,761
Current taxes recoverable		6,080	7,606
Prepaid expenses		54,518	29,904
Assets held for sale		1,943	4,331
Current assets		1,162,258	652,772

Property and equipment	8	2,331,874	1,074,428
Right-of-use assets	9	398,533	337,285
Intangible assets	10	1,792,921	1,747,663
Other assets	11	37,842	23,899
Deferred tax assets	17	29,695	11,207
Non-current assets		4,590,865	3,194,482
Total assets		5,753,123	3,847,254

Liabilities
Trade and other payables	12	861,362	468,238
Current taxes payable		16,250	33,220
Provisions	16	39,012	17,452
Other financial liabilities		10,566	4,031
Long-term debt	13	363,586	42,997
Lease liabilities	14	115,344	88,522
Current liabilities		1,406,120	654,460

Long-term debt	13	1,244,508	829,547
Lease liabilities	14	313,862	267,464
Employee benefits	15	68,037	15,502
Provisions	16	83,630	36,803
Other financial liabilities		8,033	22,699
Deferred tax liabilities	17	408,622	232,167
Non-current liabilities		2,126,692	1,404,182
Total liabilities		3,532,812	2,058,642

Equity
Share capital	18	1,133,181	1,120,049
Contributed surplus	18, 20	39,150	19,783
Accumulated other comprehensive income		(144,665)	(154,723)
Retained earnings		1,192,645	803,503
Equity attributable to owners of the Company		2,220,311	1,788,612

Contingencies, letters of credit and other commitments	26
Subsequent events	28
Total liabilities and equity		5,753,123	3,847,254
* Recasted for change in accounting policy (see note 10)
The notes on pages 7 to 52 are an integral part of these consolidated financial statements.
On behalf of the Board:

/s/ Alain Bédard	Director	/s/ André Bérard	Director
Alain Bédard		André Bérard

1

TFI International Inc.	CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of U.S. dollars, except per share amounts)	Note	2021	2020

Revenue		6,468,785	3,484,303
Fuel surcharge		751,644	296,831
Total revenue		7,220,429	3,781,134

Materials and services expenses	21	3,815,453	2,051,835
Personnel expenses	22	1,974,081	888,185
Other operating expenses		380,342	150,572
Depreciation of property and equipment	8	225,007	170,520
Depreciation of right-of-use assets	9	112,782	80,496
Amortization of intangible assets	10	55,243	48,213
Gain on sale of business		-	(306)
Bargain purchase gain	5	(193,549)	(4,008)
Gain on sale of rolling stock and equipment		(24,644)	(7,888)
Gain on derecognition of right-of-use assets		(1,282)	(1,159)
Loss on sale of land and buildings		19	6
Gain on sale of assets held for sale		(12,209)	(11,899)
Loss on disposal of intangible assets		1	-
Total operating expenses		6,331,244	3,364,567

Operating income		889,185	416,567

Finance (income) costs
Finance income	23	(5,127)	(2,776)
Finance costs	23	78,145	56,686
Net finance costs		73,018	53,910

Income before income tax		816,167	362,657
Income tax expense	24	151,806	86,982

Net income for the year attributable to owners of the Company		664,361	275,675

Earnings per share attributable to owners of the Company
Basic earnings per share	19	7.14	3.09
Diluted earnings per share	19	6.97	3.03
The notes on pages 7 to 52 are an integral part of these consolidated financial statements.

2

TFI International Inc.	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of U.S. dollars)	2021	2020

Net income for the year attributable to owners of the Company	664,361	275,675

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	12,960	21,182
Net investment hedge, net of tax	(15,542)	(2,010)
Changes in fair value of cash flow hedge, net of tax	-	(487)
Employee benefits, net of tax	87	(10)
Items that may never be reclassified to income:
Defined benefit plan remeasurement, net of tax	(4,128)	(1,623)
Items directly reclassified to retained earnings:
Unrealized gain on investments in equity securities measured at fair value
through OCI, net of tax	24,147	-
Other comprehensive income for the year, net of tax	17,524	17,052

Total comprehensive income for the year attributable to owners of the Company	681,885	292,727
The notes on pages 7 to 52 are an integral part of these consolidated financial statements.

3

TFI International Inc.	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of U.S. dollars)	Note	Share capital	Contributed surplus	Accumulated unrealized loss on employee benefit plans	Accumulated cash flow hedge gain (loss)	Accumulated foreign currency translation differences & net investment hedge	Accumulated unrealized gain (loss) on investments in equity securities	Retained earnings (deficit)	Total equity attributable to owners of the Company

Balance as at December 31, 2020*		1,120,049	19,783	(379)	-	(154,344)	-	803,503	1,788,612

Net income for the year		-	-	-	-	-	-	664,361	664,361
Other comprehensive income (loss) for the year, net of tax		-	-	87	-	(2,582)	24,147	(4,128)	17,524
Realized gain (loss) on equity securities		-	-	-	-	-	(11,594)	11,594	-
Total comprehensive income (loss) for the year		-	-	87	-	(2,582)	12,553	671,827	681,885

Share-based payment transactions, net of tax	20	-	27,577	-	-	-	-	-	27,577
Stock options exercised, net of tax	18, 20	26,324	(3,266)	-	-	-	-	-	23,058
Dividends to owners of the Company	18	-	-	-	-	-	-	(89,121)	(89,121)
Repurchase of own shares	18	(23,449)	-	-	-	-	-	(174,704)	(198,153)
Net settlement of restricted share units, net of tax	18, 20	10,257	(4,944)	-	-	-	-	(18,860)	(13,547)
Total transactions with owners, recorded directly in equity		13,132	19,367	-	-	-	-	(282,685)	(250,186)

Balance as at December 31, 2021		1,133,181	39,150	(292)	-	(156,926)	12,553	1,192,645	2,220,311

Balance as at December 31, 2019*		678,915	19,549	(369)	487	(173,516)	-	632,661	1,157,727

Net income for the year		-	-	-	-	-	-	275,675	275,675
Other comprehensive income (loss) for the year, net of tax		-	-	(10)	(487)	19,172	-	(1,623)	17,052
Total comprehensive income (loss) for the year		-	-	(10)	(487)	19,172	-	274,052	292,727

Share-based payment transactions	20	-	7,046	-	-	-	-	-	7,046
Stock options exercised	18, 20	25,915	(4,554)	-	-	-	-	-	21,361
Issuance of shares, net of expenses	18	425,350	-	-	-	-	-	-	425,350
Dividends to owners of the Company	18	-	-	-	-	-	-	(72,735)	(72,735)
Repurchase of own shares	18	(12,025)	-	-	-	-	-	(25,996)	(38,021)
Net settlement of restricted share units	18, 20	1,894	(2,258)	-	-	-	-	(4,479)	(4,843)
Total transactions with owners, recorded directly in equity		441,134	234	-	-	-	-	(103,210)	338,158

Balance as at December 31, 2020*		1,120,049	19,783	(379)	-	(154,344)	-	803,503	1,788,612
* Recasted for change in accounting policy (see note 10)
The notes on pages 7 to 52 are an integral part of these consolidated financial statements.

4

TFI International Inc.	CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands of U.S. dollars)	Note	2021	2020

Cash flows from operating activities
Net income for the year		664,361	275,675
Adjustments for:
Depreciation of property and equipment	8	225,007	170,520
Depreciation of right-of-use assets	9	112,782	80,496
Amortization of intangible assets	10	55,243	48,213
Share-based payment transactions	20	15,424	7,046
Net finance costs	23	73,018	53,910
Income tax expense	24	151,806	86,982
Gain on sale of business		-	(306)
Bargain purchase gain		(193,549)	(4,008)
Gain on sale of property and equipment		(24,625)	(7,882)
Gain on derecognition of right-of-use assets		(1,282)	(1,159)
Gain on sale of assets held for sale		(12,209)	(11,899)
Loss on disposal of intangible assets		1	-
Employee benefits		(20,193)	(1,656)
Provisions net of payments		21,890	7,930
		1,067,674	703,862
Net change in non-cash operating working capital	7	41,940	33,661
Cash generated from operating activities before the following		1,109,614	737,523
Interest paid		(65,453)	(50,366)
Income tax paid		(188,810)	(73,256)
Settlement of derivative contract		-	(3,039)
Net cash from operating activities		855,351	610,862

Cash flows used in investing activities
Purchases of property and equipment	8	(268,656)	(142,710)
Proceeds from sale of property and equipment		92,842	52,116
Proceeds from sale of assets held for sale		19,869	24,480
Purchases of intangible assets	10	(7,143)	(1,665)
Proceeds from sale of business		-	2,351
Business combinations, net of cash acquired	5	(1,008,131)	(327,650)
Purchases of investments		(35,913)	(7,446)
Proceeds from sale of investments		40,686	-
Proceeds from collection of promissory note		-	18,892
Others		3,789	3,151
Net cash used in investing activities		(1,162,657)	(378,481)

Cash flows from (used in) financing activities
Decrease in bank indebtedness		(7,173)	(2,231)
Proceeds from long-term debt	13	661,039	33,175
Repayment of long-term debt	13	(43,868)	(191,221)
Net increase (decrease) in revolving facilities	13	118,859	(326,201)
Repayment of lease liabilities	14	(115,336)	(82,587)
(Decrease) increase in other financial liabilities		(11,216)	4,738
Dividends paid		(85,386)	(67,604)
Repurchase of own shares	18	(198,153)	(38,021)
Proceeds from exercise of stock options	18	20,114	21,361
Repurchase of own shares for restricted share unit settlement	18	(16,579)	(4,843)
Proceeds from the issuance of common shares, net of expenses	18	-	425,350
Net cash from (used in) financing activities		322,301	(228,084)

Net change in cash and cash equivalents		14,995	4,297
Cash and cash equivalents, beginning of year		4,297	-
Cash and cash equivalents, end of year		19,292	4,297
The notes on pages 7 to 52 are an integral part of these consolidated financial statements.

5

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

1.	Reporting entity
TFI International Inc. (the “Company”) is incorporated under the
Canada Business Corporations Act
, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.
The consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).
The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation

a)	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issue by the Board of Directors on March 14, 2022.

b)	Basis of measurement
These consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;

•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;

•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and

•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.
These consolidated financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)	Functional and presentation currency
The Company’s consolidated financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”). All information in these consolidated financial statements is presented in USD unless otherwise specified.
The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.
All financial information presented in U.S. dollars has been rounded to the nearest thousand.

d)	Use of estimates and judgments
The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.
Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

6

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Information about critical judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:
Note 5 – Establishing the fair value of intangible assets and land and buildings related to business combinations;
Note 10 – Determining estimates and assumptions related to the determination of the recoverable amount of goodwill when it is tested for impairment;
Note 15 – Determining estimates and assumptions related to the evaluation of the defined benefit obligation; and
Note 16 – Determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations.

3.	Significant accounting policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. The accounting policies have been applied consistently by Group entities.

a)	Basis of consolidation

i)	Business combinations
The Group measures goodwill as the fair value of the consideration transferred including the fair value of liabilities resulting from contingent consideration arrangements, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in income or loss.
Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination, are expensed as incurred.

ii)	Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

iii)	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

b)	Foreign currency translation

i)	Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Group’s entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.
Non-monetary
assets and liabilities that are measured in terms of historical cost in a foreign currency are translated at the rate in effect on the transaction date. Income and expense items denominated in foreign currency are translated at the date of the transactions. Gains and losses are included in income or loss.

ii)	Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on business combinations, are translated to Canadian dollars at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at the average exchange rate in effect during the reporting period.

7

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Foreign currency differences are recognized in other comprehensive income (“OCI”) in the accumulated foreign currency translation differences account.
When a foreign operation is disposed of, the relevant amount in the cumulative amount of foreign currency translation differences is transferred to income or loss as part of the income or loss on disposal. On the partial disposal of a subsidiary while retaining control, the relevant proportion of such cumulative amount is reattributed to non-controlling
interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to income or loss.
Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the accumulated foreign currency translation differences account.
Translation gains and losses from the application of U.S dollars as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

c)	Financial instruments

i)	Non-derivative financial assets
The Group initially recognizes financial assets on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value, except for trade receivables which are initially measured at their transaction price when the trade receivables do not contain a significant financing component. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Group classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and depending on the purpose for which the financial assets were acquired.
The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.
Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.
The Group currently classifies its cash equivalents, trade and other receivables and long-term non-trade
receivables included in other
non-current
assets as financial assets measured at amortized cost.
The Group recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Group has a portfolio of trade receivables at the reporting date. The Group uses a provision matrix to determine the lifetime expected credit losses for the portfolio.

8

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

The Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in income or loss and reflected in an allowance account against trade and other receivables.
Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in income or loss. However, for investments in equity instruments that are not held for trading, the Group may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment.
Financial assets measured at fair value through other comprehensive income
On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment
basis.

ii)	Non-derivative financial liabilities
The Group initially recognizes debt issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.
A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.
Financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities measured at fair value.
Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Group currently classifies bank indebtedness, trade and other payables and long-term debt as financial liabilities measured at amortized cost.
Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are re-measured
at each reporting date with any changes therein recognized in net earnings. The Group currently classifies its contingent consideration liability in connection with a business acquisition as a financial liability measured at fair value.

iii)	Share capital
Common shares
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction to share capital, net of any tax effects.
When share capital recognized as equity is repurchased, share capital is reduced by the amount equal to weighted average historical cost of repurchased equity. The excess amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from retained earnings.

iv)	Derivative financial instruments
The Group uses derivative financial instruments to manage its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded

9

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through income or loss.
Derivatives and embedded derivatives are recognized initially at fair value; related transaction costs are recognized in income or loss as incurred. Subsequent to initial recognition, derivatives and embedded derivatives are measured at fair value, and changes therein are recognized in net change in fair value of foreign exchange derivatives in income or loss with the exception of net change in fair value of cross currency interest rate swap contracts recognized in net foreign exchange gain or loss in income or loss.

d)	Hedge accounting
Management’s risk strategy is focused on reducing the variability in profit or losses and cash flows associated with exposure to market risks. Hedge accounting is used to reduce this variability to an acceptable level. The hedges employed by the Group reduce the currency and interest rate fluctuation exposures.
On the initial designation of a hedging relationship, the Group formally documents the relationship between the hedging instrument and the hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items throughout the period for which the hedge is designated.
Net investment hedge
The Group designates a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge. The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Company’s functional currency (CAD), regardless of whether the net investment is held directly or through an intermediate parent.
Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in foreign operations are recognized in other comprehensive income to the extent that the hedge is effective and are presented in the currency translation differences account within equity. To the extent that the hedge is ineffective, such differences are recognized in income or loss. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to income or loss as part of the gain or loss on disposal.
Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect income or loss, the effective portion of changes in the fair value of the derivatives is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect income or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects income or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in income or loss.

e)	Property and equipment
Property and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses.
Cost includes expenditures that are directly attributable to the acquisition of the asset and borrowing costs on qualifying assets.
When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

10

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net income or loss.
Depreciation is based on the cost of an asset less its residual value and is recognized in income or loss over the estimated useful life of each component of an item of property and equipment.

The depreciation method and useful lives are as follows:

Categories	Basis	Useful lives

Buildings	Straight-line	15 – 40 years

Rolling stock	Primarily straight-line	3 – 20 years

Equipment	Primarily straight-line	5 – 12 years
Depreciation methods, useful lives and residual values are reviewed at each financial year-end
and adjusted prospectively, if appropriate.
Property and equipment are reviewed for impairment in accordance with IAS 36
Impairment of Assets
when there are indicators that the carrying value may not be recoverable.

f)	Intangible assets

i)	Goodwill
Goodwill that arises upon business combinations is included in intangible assets.
Goodwill is not amortized and is measured at cost less accumulated impairment losses.

ii)	Other intangible assets
Intangible assets consist of customer relationships, trademarks, non-compete
agreements and information technology.
The Group determines the fair value of the customer relationship intangible assets using the excess earnings model and internally developed significant assumptions including:

1.	Forecasted revenue attributable to existing customer contracts and relationships;

2.	Estimated annual attrition rate;

3.	Forecasted operating margins; and

4.	Discount rates
The internally developed assumptions are based on limited observable market information which cause measurement uncertainty, and the fair value of the customer related intangible assets are sensitive to changes to these assumptions.
Intangible assets that are acquired by the Group and have finite lives are measured at cost less accumulated amortization and accumulated impairment losses.
Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Categories	Useful lives

Customer relationships	5 – 20 years

Trademarks*	5 – 20 years

Non-compete agreements	3 – 10 years

Information technology	5 – 7 years
* Includes indefinite useful life assets. They are reviewed at least annually for impairment (see note 10).
Useful lives are reviewed at each financial
year-end
and adjusted prospectively, if appropriate.

11

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

g)	Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•
the contract involves the use of an identified asset – this may be specific explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

•	the Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
The Group recognizes a
right-of-use
asset and a lease liability at the lease commencement date. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The assets are depreciated to the earlier of the end of the useful life of the right-of-use
asset or the lease term using the straight-line method as this most closely reflects the expected pattern consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. In addition, the right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Group’s incremental borrowing rate. The incremental borrowing rate is a function of the Group’s incremental borrowing rate, the nature of the underlying asset, the location of the asset and the length of the lease. Generally, the Group uses its incremental borrowing rate as the discount rate.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset, or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to zero.
The Group has elected not to recognise
right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or leases and leases of low-value
assets. The Group recognises these lease payments as an expense on a straight-line basis over the lease term.

h)	Inventoried supplies
Inventoried supplies consist primarily of repair parts and fuel and are measured at the lower of cost and net realizable value.

i)	Impairment
Non-financial
assets
The carrying amounts of the Group’s
non-financial
assets other than inventoried supplies and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated on December 31 of each year.

12

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs (usually a Group’s operating segment), that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The Company performs goodwill impairment testing annually, or more frequently if events or circumstances indicate the carrying value of a CGU, which is a Group’s operating segment, may exceed the recoverable amount of the CGU. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets. The fair value less cost to sell is based on market comparable multiples applied to forecasted earnings before financial expenses, income taxes, depreciation and amortization (“adjusted EBITDA”) for the next year, which takes into account financial forecasts approved by senior management.
The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, if any, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a prorata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses and impairment reversals are recognized in income or loss.

j)	Assets held for sale
Non-current
assets are classified as
held-for-sale
if it is highly probable that they will be recovered primarily through sale rather than through continuing use.
Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale
or
held-for-distribution
and subsequent gains and losses on remeasurement are recognized in income or loss.
Once classified as
held-for-sale,
intangible assets and property and equipment are no longer amortized or depreciated.

k)	Employee benefits

i)	Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)	Defined benefit plans
The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods discounting that amount and deducting the fair value of any plan assets. The discount rate is the yield at the reporting date on AAA, AA or A credit-rated fixed income securities that have maturity dates approximating the terms of the Group’s obligations and that are

13

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

denominated in the same currency
 in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.
Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net
defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.
When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

iii)	Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or income-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv)	Share-based payment transactions
The grant date fair value of equity share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.
The fair value of the amount payable to board members in respect of deferred share unit (“DSU”), which are to be settled in cash, is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date until settlement. The Group presents mark-to-market
(gain) loss on DSUs in personnel expenses.

v)	Termination benefits
Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be fully settled within 12 months of the end of the reporting period, then they are discounted.

l)	Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the unwinding of the discount is recognized as finance cost.
Self-Insurance
Self-insurance provisions represent the uninsured portion of outstanding claims at year-end.
The provision represents an accrual for estimated future disbursements associated with the self-insured portion for claims filed at year-end
and incurred but not reported, related to cargo loss, bodily injury, worker’s compensation and property damages. The estimates are based on the Group’s historical

14

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

experience including settlement patterns and payment trends. The most significant assumptions in the estimation process include the consideration of historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims. Changes in assumptions and experience could cause these estimates to change significantly in the near term.

m)	Revenue recognition
The Group’s normal business operations consist of the provision of transportation and logistics services. All revenue relating to normal business operations is recognized over time in the statement of income. The stage of completion of the service is determined using the proportion of days completed to date compared to the estimated total days of the service. Revenue is presented net of trade discounts and volume rebates. Revenue is recognized as services are rendered, when the control of promised services is transferred to customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those services measured based on the consideration specified in a contract with the customers. The Group considers the contract with customers to include the general transportation service agreement and the individual bill of ladings with customers.
Based on the evaluation of the control model, certain businesses, mainly in the Less-Than-Truckload segment, act as the principal within their revenue arrangements. The affected businesses report transportation revenue gross of associated purchase transportation costs rather than net of such amounts within the consolidated statements of income.

n)	Other operating expenses
Other operating expenses consist primarily of third-party commissions, transitional service agreement fees, information technology support and software expenses, building expenses (including repairs and maintenance, electricity, janitorial & security services and property taxes).

o)	Finance income and finance costs
Finance income comprises interest income on funds invested, dividend income and interest and accretion on promissory note. Interest income is recognized as it accrues in income or loss, using the effective interest method.
Finance costs comprise interest expense on bank indebtedness and long-term debt, unwinding of the discount on provisions and impairment losses recognized on financial assets (other than trade receivables).
Fair value gains or losses on derivative financial instruments and on contingent considerations, and foreign currency gains and losses are reported on a net basis as either finance income or cost.

p)	Income taxes
Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in income or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

15

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

q)	Earnings per share
The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if any. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants, and restricted share units and stock options granted to employees.

r)	Segment reporting
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s chief executive officer (“CEO”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Group’s headquarters), head office expenses, income tax assets, liabilities and expenses, as well as long-term debt and interest expense thereon.
Sales between the Group’s segments are measured at the exchange amount. Transactions, other than sales, are measured at carrying value. Segment capital expenditure is the total cost incurred during the period to acquire property and equipment, and intangible assets other than goodwill.

s)	Government grants
The Group recognizes a government grant when there is reasonable assurance it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Group recognizes government grants as a reduction to the expense that the grant is intended to offset.

t)	New standards and interpretations adopted during the year
The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2021 and have been applied in preparing these consolidated financial statements.
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16):
On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2021.
The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

•
changes to contractual cash flows—a company does not have to derecognise the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•	hedge accounting—a company does not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and

•	disclosures—a company is required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.
The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements as there were no debt modifications that have occurred to date due to rate reform. As at December 31, 2021, the only debt balances subject to LIBOR

16

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

reform are the USD portion of unsecured revolver with a drawn amount of $123 million at year-end and a total facility balance of CAD $1,260 million. The LIBOR tenor will cease to exist no later than June 30, 2023. The revolver agreement indicates that SOFR will be the main replacement for LIBOR in the United States. This benchmark is based on the rates U.S. financial institutions pay each other for overnight loans. These transactions take the form of Treasury bond repurchase agreements, otherwise known as repos agreements. As at December 31, 2021, the Group has no interest rate swaps that hedge variable interest debt.
New standards and interpretations not yet adopted
The following new standards are not yet effective for the year ended December 31, 2021, and have not been applied in preparing these consolidated financial statements:
Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1)
On January 23, 2020, the IASB issued amendments to IAS 1
Presentation of Financial Statements
, to clarify the classification of liabilities as current or non-current.
The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current
classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period.
The extent of the impact of adoption of the amendments has not yet been determined.
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
On May 14, 2020, the IASB issued
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
. The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and

•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.
The adoption of the amendments is not expected to have a material impact.
Definition of Accounting Estimates (Amendments to IAS 8)
On February 12, 2021, the IASB issued
Definition of Accounting Estimates (Amendments to IAS 8).
The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.
The extent of the impact of adoption of the amendments has not yet been determined
.

17

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

4.	Segment reporting
The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (b) :	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a) :
Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.
(a)    The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.
(b)     Beginning in the second quarter of fiscal 2021, due to the acquisition of UPS Ground Freight Inc., the Less-Than-Truckload reporting segment now represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.
Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

18

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total

2021

External revenue	558,800	2,413,995	1,878,025	1,617,965	-	-	6,468,785
External fuel surcharge	81,104	371,426	258,081	41,033	-	-	751,644
Inter-segment revenue and fuel surcharge	1,545	29,969	26,646	3,074	-	(61,234)	-

Total revenue	641,449	2,815,390	2,162,752	1,662,072	-	(61,234)	7,220,429

Operating income (loss)	108,440	482,754	230,189	142,794	(74,992)	-	889,185

Selected items:
Depreciation and amortization	26,404	116,060	211,561	38,208	799	-	393,032
Loss on sale of land and buildings	-	(16)	-	(3)	-	-	(19)
Gain on sale of assets held for sale	-	1,640	10,569	-	-	-	12,209
Loss on disposal of intangible assets	(1)	-	-	-	-	-	(1)
Bargain purchase gain	-	181,549	-	12,000	-	-	193,549
Intangible assets	193,765	188,604	955,608	454,612	332	-	1,792,921
Total assets	379,881	2,220,598	2,317,615	746,638	88,391	-	5,753,123
Total liabilities	128,599	916,652	559,438	248,122	1,680,135	(134)	3,532,812
Additions to property and equipment	19,347	65,543	181,313	809	161	-	267,173

2020*
External revenue	478,707	516,720	1,569,835	919,041	-	-	3,484,303
External fuel surcharge	47,393	66,144	161,680	21,614	-	-	296,831
Inter-segment revenue and fuel surcharge	3,055	6,371	16,844	4,475	-	(30,745)	-

Total revenue	529,155	589,235	1,748,359	945,130	-	(30,745)	3,781,134

Operating income (loss)	78,753	87,950	206,346	84,459	(40,941)	-	416,567

Selected items:
Depreciation and amortization	25,357	50,354	188,979	33,429	1,110	-	299,229
Loss on sale of land and buildings	-	(1)	-	(5)	-	-	(6)
Gain (loss) on sale of assets held for sale	91	(56)	11,864	-	-	-	11,899
Gain on sale of business	-	-	306	-	-	-	306
Bargain purchase gain	-	-	-	4,008	-	-	4,008
Intangible assets	193,288	189,579	907,170	457,098	528	-	1,747,663
Total assets	387,919	593,653	2,100,900	729,690	35,092	-	3,847,254
Total liabilities	123,970	219,234	478,630	226,218	1,010,723	(133)	2,058,642
Additions to property and equipment	17,304	22,829	101,477	760	444	-	142,814
* Recasted for change in accounting policy (see note 10)

19

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Geographical information
Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total

2021
Canada	641,449	576,311	912,166	269,568	(31,193)	2,368,301
United States	-	2,239,079	1,250,586	1,370,843	(30,041)	4,830,467
Mexico	-	-	-	21,661	-	21,661
Total	641,449	2,815,390	2,162,752	1,662,072	(61,234)	7,220,429

2020

Canada	529,155	517,199	725,347	239,413	(26,019)	1,985,095
United States	-	72,036	1,023,012	686,811	(4,726)	1,777,133
Mexico	-	-	-	18,906	-	18,906

Total	529,155	589,235	1,748,359	945,130	(30,745)	3,781,134
Segment assets are based on the geographical location of the assets.

	As at	As at
	December 31, 2021	December 31, 2020	*

Property and equipment, right-of-use assets and intangible assets
Canada	1,933,050	1,800,307
United States	2,575,363	1,342,720
Mexico	14,915	16,349

	4,523,328	3,159,376
* Recasted for change in accounting policy (see note 10)

5.	Business combinations

a)	Business combinations
In line with the Group’s growth strategy, the Group acquired ten businesses during 2021, of which UPS Ground Freight Inc. (“UPS Freight”), which was renamed TForce Freight Inc. (“TForce Freight”) in April 2021, was considered material. All other acquisitions were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.
On April 30, 2021, the Group completed the acquisition of UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. The purchase price for this business acquisition totalled $
864.6
 million, which was funded by cash on hand and the remaining balance was drawn from the currently existing unsecured revolving credit facilities. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated preliminary bargain purchase gain of $
193.5
 million in the Less-Than-Truckload and Logistics segments ($
181.5
 million and $
12.0
 million respectively). The preliminary bargain purchase gain resulted mainly from the measurement of the fair value related to the company’s tangible assets, primarily land and buildings, and customer relationships. During the year ended December 31, 2021, the business contributed revenue and net income of $
2,334.4 million and $122.6 million (excluding the bargain purchase gain of $193.5 million), respectively since the acquisition.
During the year ended December 31, 2021, the
non-material
businesses, in aggregate, contributed revenue and net income of $64.9 million and $0.9 million respectively since the acquisitions.
Had the Group acquired the material and
non-material
businesses on January 1, 2021, as per management’s best estimates, the revenue and net income for these entities would have been $3,613.3 million and $151.6 million (excluding the bargain purchase gain of $193.5 million), respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expenses based on the effective tax rate.
During 2021, transaction costs of $8.7 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

20

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2021 acquisitions. Information to confirm fair value of certain assets and liabilities is still to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.
The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	UPS Freight	Others*	December 31, 2021
Cash and cash equivalents		6	11,570	11,576
Trade and other receivables		328,468	23,806	352,274
Inventoried supplies and prepaid expenses		26,643	3,500	30,143
Property and equipment	8	1,186,198	86,872	1,273,070
Right-of-use assets	9	100,971	10,619	111,590
Intangible assets	10	18,856	25,914	44,770
Other assets		860	65	925
Trade and other payables		(208,928)	(14,470)	(223,398)
Income tax payable		302	(2,668)	(2,366)
Employee benefits	15	(65,849)	-	(65,849)
Provisions	16	(50,352)	(222)	(50,574)
Other non-current liabilities		(56)	(6)	(62)
Long-term debt	13	-	(3,484)	(3,484)
Lease liabilities	14	(100,971)	(10,619)	(111,590)
Deferred tax liabilities		(177,992)	(17,785)	(195,777)
Total identifiable net assets		1,058,156	113,092	1,171,248
Total consideration transferred		864,607	162,313	1,026,920
Goodwill	10	-	49,221	49,221
Bargain purchase gain		(193,549)	-	(193,549)
Cash		864,607	155,100	1,019,707
Contingent consideration		-	7,213	7,213
Total consideration transferred		864,607	162,313	1,026,920
* Includes non-material adjustments to prior year’s acquisitions
The valuation techniques used for measuring the fair value of material land and buildings ($735.9 million) and customer relationships ($12.0 million) assets acquired regarding UPS Freight were as follows:

Assets acquired	Valuation technique	Key inputs
Land and buildings	Market comparison technique and cost technique: The valuation model considers market prices for comparable sites, when available, and considers depreciated replacement cost, which reflects adjustments for physical deterioration, when appropriate.	- Market prices for comparable sites - Average rebuild cost
Customer relationships	Excess earnings method: The valuation model considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.	- Forecasted revenue attributable to existing customers and relationships - Annual attrition rate - Forecasted operating margin - Discount rate
The fair values measured on the amounts regarding UPS Freight are on a provisional basis, mainly regarding land and buildings, customer relationships, provisions, and deferred tax liabilities. This is mainly due to pending completion and review of independent valuations and site visits for the land and buildings and mainly due to the complexity of the information for the provisions. Customer relationships and income taxes will be reassessed once all the fair values are final. If new information is obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition that implies adjustments to the amounts, the accounting for the acquisition will be revised.
The trade receivables comprise gross amounts due of $361.8 million, of which $9.6 million was expected to be uncollectible at the acquisition date.
Of the goodwill and intangible assets acquired through business combinations in 2021, $
5.7 million is deductible for tax purposes (2020 - $21.2 million).
21

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

During 2020, the Group acquired
thirteen
businesses, of which DLS Worldwide (“DLS”), which was renamed “TForce Worldwide” in November 2020, was considered material. All other acquisitions, including R.R. Donnelley & Sons Company, were not considered to be material.

On November 2, 2020, the Group completed the acquisition of DLS, a business unit of R.R. Donnelley & Sons Company. DLS provides logistics services through a third-party logistics network of internal sales personnel, commissioned sales agents, and approximately 140 agent-stations. The purchase price for this business acquisition totalled $225.0 million, which had been paid in cash. During the year ended December 31, 2020, DLS contributed revenue and net income of $98.3 million and $1.5 million, respectively since the acquisition.

On March 2, 2020, the Group completed the acquisition of the courier service business of R.R. Donnelley & Sons Company. The purchase price for this business acquisition totalled $10.6 million, which had been paid in cash. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in a bargain purchase gain of $4.0 million in the logistics segment.
During the year ended December 31, 2020, the thirteen businesses, in aggregate, contributed revenue and net income of $213.2 million and $4.6 million respectively since the acquisitions.
Had the Group acquired these thirteen businesses on January 1, 2020, as per management’s best estimates, the revenue and net income for these entities would have been $807.2 million and $31.9 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2020 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expenses based on the effective tax rate.
During 2020, transaction costs of $0.8 million had been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.
The table below presents the purchase price allocation as at December 31, 2020:

Identifiable assets acquired and liabilities assumed	Note	DLS	Others *	December 31, 2020
Cash and cash equivalents		-	3,332	3,332
Trade and other receivables		93,520	29,373	122,893
Inventoried supplies and prepaid expenses		824	1,509	2,333
Property and equipment	8	262	23,741	24,003
Right-of-use assets	9	285	39,928	40,213
Intangible assets	10	65,404	31,125	96,529
Other assets		4,630	-	4,630
Trade and other payables		(54,845)	(9,149)	(63,994)
Income tax payable		-	(445)	(445)
Provisions	16	-	(338)	(338)
Other non-current liabilities		(14,374)	-	(14,374)
Long-term debt	13	-	(5,365)	(5,365)
Lease liabilities	14	(285)	(40,192)	(40,477)
Deferred tax liabilities		-	(6,653)	(6,653)
Total identifiable net assets		95,421	66,866	162,287
Total consideration transferred		225,007	106,595	331,602
Goodwill	10	129,586	43,737	173,323
Bargain purchase gain		-	(4,008)	(4,008)
Cash		225,007	105,975	330,982
Contingent consideration		-	620	620
Total consideration transferred		225,007	106,595	331,602
* Includes non-material adjustments to prior year’s acquisitions

22

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.
The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	December 31, 2021*	December 31, 2020
Canadian Less-Than-Truckload	Less-Than-Truckload	(225)	3,872
Canadian Truckload	Truckload	4,079	-
U.S. Truckload	Truckload	2,846	330
Specialized Truckload	Truckload	42,546	33,718
Logistics	Logistics	(25)	135,403
		49,221	173,323
* Includes
non-material
adjustments to prior year’s acquisitions

c)	Adjustment to the provisional amounts for UPS Freight business combination
The interim financial statements of 2021 included details of the Group’s business combinations and set out provisional fair values relating to the consideration and net assets of UPS Freight. This acquisition was accounted for under the provisions of IFRS 3. As required by IFRS 3, the provisional fair values have been reassessed in the fourth quarter in light of information obtained during the measurement period following the acquisition. These amounts remain provisional as at December 31, 2021 for the reasons mentioned previously. The below adjustments will be reflected in the Q2 2021 comparative financial information when the Q2 2022 interim financial statements are filed. Consequently, the fair value of certain assets acquired, and liabilities assumed of UPS Freight have been adjusted retrospective to the date of acquisition as follows:

	Provisional fair value included in the interim financial statements	Measurement period adjustment	Reassessed fair value
Cash and cash equivalents	6	-	6
Trade and other receivables	349,742	(21,274)	328,468
Inventoried supplies and prepaid expenses	30,660	(4,017)	26,643
Property and equipment	1,052,816	133,382	1,186,198
Right-of-use assets	100,971	-	100,971
Intangible assets	6,856	12,000	18,856
Other assets	860	-	860
Trade and other payables	(217,539)	8,611	(208,928)
Income tax payable	302	-	302
Employee benefits	(67,828)	1,979	(65,849)
Provisions	(50,352)	-	(50,352)
Other non-current liabilities	(56)	-	(56)
Lease liabilities	(100,971)	-	(100,971)
Deferred tax liabilities	(116,449)	(61,543)	(177,992)
Total identifiable net assets	989,018	69,138	1,058,156
Total consideration transferred	866,092	(1,485)	864,607
Bargain purchase gain	(122,926)	(70,623)	(193,549)
Total consideration transferred	866,092	(1,485)	864,607

23

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

d)	Contingent consideration
The contingent consideration relates to
non-material
business acquisitions and is recorded in the original purchase price allocation. The fair value was determined using expected cash flows discounted at rates between 3.9% and 6.4%. The considerations are contingent on achieving specified earning levels in the future periods. The maximum amount payable is $0.4 million in one year and $7.6 million in two years. At December 31, 2021, the fair value of the contingent arrangement is estimated at approximately $7.4 million and is currently presented in other financial liabilities on the consolidated statements of financial position.

e)	Adjustment to the provisional amounts of prior year’s business combinations
The 2020 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of DLS and various other non-material
acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.
As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of DLS and the other non-material
acquisitions in fiscal 2020 have been adjusted and finalized in 2021. No material adjustments were required to the provisional fair values for these prior period’s business combinations, and have been included with the acquisitions of 2021.

6.	Trade and other receivables

	December 31, 2021	December 31, 2020
Trade receivables, net of expected credit loss	986,783	570,609
Other receivables	69,240	27,264
	1,056,023	597,873
The Group’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 25 a) and d).

Trade receivables as at December 31, 2021 include $
58.2 million of
in-transit
revenue balances (December 31, 2020 – $13.5 million). Due to the short-term nature of the transportation and logistics services provided by the Group, these services are expected to be completed within the week following the year-end.

7.	Additional cash flow information
Net change in
non-cash
operating working capital

	2021	2020
Trade and other receivables	(101,664)	(16,399)
Inventoried supplies	(1,233)	2,200
Prepaid expenses	(9,455)	192
Trade and other payables	154,292	47,668
	41,940	33,661

24

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

8.	Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2019		308,677	1,267,313	125,296	1,701,286
Additions through business combinations	5	1,771	21,634	598	24,003
Other additions		19,331	112,645	10,838	142,814
Disposals		(731)	(133,149)	(5,134)	(139,014)
Reclassification to assets held for sale		(19,201)	(9,971)	-	(29,172)
Sale of business		(484)	(3,395)	(283)	(4,162)
Effect of movements in exchange rates		5,441	12,540	2,919	20,900
Balance at December 31, 2020		314,804	1,267,617	134,234	1,716,655
Additions through business combinations	5	766,391	445,656	61,024	1,273,070
Other additions		36,902	217,080	13,191	267,173
Disposals		(1,473)	(177,992)	(8,773)	(188,238)
Transfer from right-of-use assets		-	21,474	-	21,474
Reclassification (to) from assets held for sale		(8,843)	1,023	-	(7,820)
Effect of movements in exchange rates		2,220	(2,395)	1,089	915
Balance at December 31, 2021		1,110,001	1,772,463	200,765	3,083,229

Accumulated Depreciation
Balance at December 31, 2019		58,609	437,163	80,085	575,857
Depreciation		8,462	151,369	10,689	170,520
Disposals		(657)	(89,676)	(4,447)	(94,780)
Reclassification to assets held for sale		(7,326)	(8,488)	-	(15,814)
Sale of business		(329)	(2,494)	(253)	(3,076)
Effect of movements in exchange rates		1,058	6,448	2,014	9,520
Balance at December 31, 2020		59,817	494,322	88,088	642,227
Depreciation		16,301	187,895	20,811	225,007
Disposals		(1,332)	(110,341)	(8,347)	(120,020)
Transfer from right-of-use assets		-	5,746	-	5,746
Reclassification (to) from assets held for sale		(2,997)	424	-	(2,573)
Effect of movements in exchange rates		223	(153)	898	968
Balance at December 31, 2021		72,012	577,893	101,450	751,355

Net carrying amounts
At December 31, 2020		254,987	773,295	46,146	1,074,428
At December 31, 2021		1,037,989	1,194,570	99,315	2,331,874
As at December 31, 2021, $
1.0 million is included in trade and other payables for the purchases of property and equipment (December 31, 2020 – $2.5 million).
Security
As at December 31 2021, certain rolling stock are pledged as security for conditional sales contracts, with a carrying amount of $
144.5

million (December 31, 2020 - $140.7 million) (see note 13).

25

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

9.	Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2019		430,097	164,090	1,833	596,020
Other additions		18,869	30,353	1,003	50,225
Additions through business combinations	5	13,716	26,497	-	40,213
Derecognition*		(18,524)	(32,111)	(589)	(51,224)
Effect of movements in exchange rates		7,948	2,335	43	10,326
Balance at December 31, 2020		452,106	191,164	2,290	645,560
Transfer to property and equipment		-	(21,474)	-	(21,474)
Other additions		37,768	51,494	1,084	90,346
Additions through business combinations	5	57,916	52,465	1,209	111,590
Derecognition*		(39,842)	(40,434)	(668)	(80,944)
Effect of movements in exchange rates		2,329	495	(12)	2,812
Balance at December 31, 2021		510,277	233,710	3,903	747,890

Depreciation
Balance at December 31, 2019		193,684	67,153	1,015	261,852
Depreciation		48,628	31,247	621	80,496
Derecognition*		(14,573)	(25,371)	(428)	(40,372)
Effect of movements in exchange rates		4,802	1,474	23	6,299
Balance at December 31, 2020		232,541	74,503	1,231	308,275
Transfer to property and equipment		-	(5,746)	-	(5,746)
Depreciation		59,719	51,953	1,110	112,782
Derecognition*		(35,691)	(30,926)	(579)	(67,196)
Effect of movements in exchange rates		938	308	(4)	1,242
Balance at December 31, 2021		257,507	90,092	1,758	349,357

Net carrying amounts
At December 31, 2020		219,565	116,661	1,059	337,285
At December 31, 2021		252,770	143,618	2,145	398,533
* Derecognized
right-of-use
assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use
assets.

26

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

10.	Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
	Note	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2019**		1,331,130	481,428	85,755	11,933	17,620	1,927,866
Additions through business combinations*	5	173,323	88,692	627	3,984	3,226	269,852
Other additions		-	-	-	-	1,665	1,665
Sale of business		(715)	-	-	-	(30)	(745)
Extinguishments		-	(1,397)	(1,014)	(1,456)	(440)	(4,307)
Effect of movements in exchange rates		19,888	6,219	1,034	227	483	27,851
Balance at December 31, 2020**		1,523,626	574,942	86,402	14,688	22,524	2,222,182
Additions through business combinations*	5	49,221	29,130	4,166	4,405	7,069	93,991
Other additions		-	3,263	-	-	3,880	7,143
Extinguishments		-	(18,357)	(1,178)	(1,027)	(1,510)	(22,072)
Effect of movements in exchange rates		(556)	(464)	(579)	(118)	33	(1,684)
Balance at December 31, 2021		1,572,291	588,514	88,811	17,948	31,996	2,299,560

Amortization and impairment losses
Balance at December 31, 2019**		146,890	219,764	40,181	4,470	13,511	424,816
Amortization		-	39,580	3,897	2,160	2,576	48,213
Sale of business		-	-	-	-	(28)	(28)
Extinguishments		-	(1,397)	(1,014)	(1,456)	(440)	(4,307)
Effect of movements in exchange rates		1,126	3,652	572	130	345	5,825
Balance at December 31, 2020**		148,016	261,599	43,636	5,304	15,964	474,519
Amortization		-	44,862	3,274	3,378	3,729	55,243
Extinguishments		-	(18,357)	(1,178)	(1,027)	(1,509)	(22,071)
Effect of movements in exchange rates		(536)	(526)	(57)	11	56	(1,052)
Balance at December 31, 2021		147,480	287,578	45,675	7,666	18,240	506,639

Net carrying amounts
At December 31, 2020**		1,375,610	313,343	42,766	9,384	6,560	1,747,663
At December 31, 2021		1,424,811	300,936	43,136	10,282	13,756	1,792,921
* Includes
non-material
adjustments to prior year’s acquisitions
** Recasted for change in accounting policy following the 2021 IFRS Interpretation Committee’s agenda decision on
Configuration or Customization Cost in a Cloud Computing Arrangement (IAS 38 Intangible Assets)
. Implementation costs on cloud computing arrangements, previously capitalized, are expensed as incurred. The result was a decrease in intangible assets of $2.1 million, a decrease in deferred tax liabilities of $0.5 million, and a decrease in retained earnings of $1.6 million reflected in the closing balances of December 31, 2019.
At December 31, 2021, the Group performed its annual impairment testing for indefinite life trademarks. The Group estimated the value in use to be $36.6 million (2020 - $42.6 million) compared to its carrying value of $27.5 million (2020 - $31.6 million), resulting in no impairment charge. Management used the relief-from-royalty method and discount rates between 6.7% and 9.9% (2020 – between 6.6% and 9.7%) in its analysis.
In 2021, the Group rebranded a subsidiary by initiating a change of name. The Group estimates that previous tradename will retain value for a 2-year period during the transition. Accordingly, the amortization period to has been changed from indefinite life 2 years for the remaining net book value of this subsidiary of $3.5 million.
In 2020, the Group reassessed useful lives of some operational trademarks from finite to indefinite representing a carrying value of $6.3 million. Brand recognition as well as management intent to keep the brands indefinitely were decisive factors leading to this conclusion. At the time of change in estimate, which was applied prospectively, the Group tested these trademarks for impairment, which resulted in no impairment charge.

27

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

At December 31, 2021, the Group performed its annual goodwill impairment tests for operating segments which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. The aggregate carrying amounts of goodwill allocated to each unit are as follows:

Reportable segment / operating segment	December 31, 2021	December 31, 2020
Package and Courier	190,853	189,533
Less-Than-Truckload
Canadian Less-Than-Truckload	137,638	136,914
Truckload
Canadian Truckload	93,152	86,416
U.S. Truckload	245,570	244,824
Specialized Truckload	431,761	394,303
Logistics	325,837	323,620
	1,424,811	1,375,610
The results as at December 31, 2021 determined that the recoverable amounts of the Group’s operating segments exceeded their respective carrying amounts.
The recoverable amounts of the Group’s operating segments were determined using the value in use approach. The value in use methodology is based on discounted future cash flows. Management believes that the discounted future cash flows method is appropriate as it allows more precise valuation of specific future cash flows.
In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax
discount rates as follows:

Reportable segment / operating segment	2021	2020
Package and Courier	9.3%	9.1%
Less-Than-Truckload
Canadian Less-Than-Truckload	9.3%	9.1%
Truckload
Canadian Truckload	11.7%	11.5%
U.S. Truckload	10.5%	10.3%
Specialized Truckload	10.5%	10.3%
Logistics	8.7%	8.5%
The discount rates were estimated based on past experience, and industry average weighted average cost of capital, which were based on a possible range of debt leveraging of 40.0% (2020 – 40.0%) at a market interest rate of 5.7% (2020 – 5.9%).
First year cash flows were projected based on forecasted cash flows which are based on previous operating results adjusted to reflect current economic conditions. For a further
4-year
period, cash flows were extrapolated using an average growth rate of 2.0% (2020 – 2.0%) in revenues and margins were adjusted where deemed appropriate. The terminal value growth rate was 2.0% (2020 – 2.0%). The values assigned to the key assumptions represent management’s assessment of future trends in the transportation industry and were based on both external and internal sources (historical data).

11.	Other assets

	As at	As at
	December 31, 2021	December 31, 2020
Security deposits	3,780	3,143
Investments in equity securities	31,391	9,727
Other	2,671	6,293
Indemnification asset	-	4,736
	37,842	23,899
Investments in equity securities include $16.4
 million (2020 – nil) of Level 1 investments that were marked to market with the publicly traded information and $15.0 million (2020 - $7.7 million) of Level 3 investments that were marked to fair value based increase in company performance as at December 31, 2021. The Group elected to designate these investments as at fair value through OCI.

28

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

12.	Trade and other payables

	December 31, 2021	December 31, 2020
Trade payables and accrued expenses	611,546	327,619
Personnel accrued expenses	224,935	119,334
Dividend payable	24,881	21,285
	861,362	468,238
The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 25.

13.	Long-term debt
This note provides information about the contractual terms of the Group’s interest-bearing long-term debt, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign exchange currency and liquidity, see note 25.

	As at	As at
	December 31, 2021	December 31, 2020
Non-current liabilities
Unsecured revolving facilities	239,406	123,666
Unsecured term loan	-	321,852
Unsecured debenture	157,743	156,479
Unsecured senior notes	778,613	150,000
Conditional sales contracts	68,746	77,550
	1,244,508	829,547

Current liabilities
Current portion of unsecured revolving facilities	-	7,461
Current portion of unsecured term loan	324,444	-
Current portion of conditional sales contracts	39,142	35,536
	363,586	42,997
Terms and conditions of outstanding long-term debt are as follows:

					2021		2020
		Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Unsecured revolving facility	a	CAD	BA + 1.25%	2025	130,000	101,061	41,700	32,279
Unsecured revolving facility	a	CAD	BA + 1.25%	2025	21,279	16,646	-	-
Unsecured revolving facility	a	USD	Libor + 1.25%	2025	120,000	118,634	92,634	91,387
Unsecured revolving facility	a	USD	Libor + 1.25%	2025	3,100	3,065	7,461	7,461
Unsecured term loan	a	CAD	BA + 1.45%	2022	410,000	324,444	410,000	321,852
Unsecured debenture	b	CAD	3.32% - 4.22%	2024	200,000	157,743	200,000	156,479
Unsecured senior notes	c	USD	2.89% - 3.85%	2026-2033	180,000	179,658	150,000	150,000
Unsecured senior notes	c	USD	3.15% - 3.50%	2029-2036	500,000	499,049	-	-
Unsecured senior notes	c	USD	2.87% - 3.34%	2029-2033	100,000	99,906	-	-
Conditional sales contracts	d	Mainly CAD	1.45% - 4.72%	2022-2024	136,338	107,888	143,796	113,086

						1,608,094		872,544

29

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

The table below summarizes changes to the long-term debt:

	Note	2021	2020
Balance at beginning of year		872,544	1,343,307
Proceeds from long-term debt		661,039	33,175
Business combinations	5	3,484	5,365
Repayment of long-term debt		(43,868)	(191,221)
Net increase (decrease) in revolving facilities		118,859	(326,201)
Accretion of deferred financing fees		1,296	1,214
Effect of movements in exchange rates		(23,154)	4,588
Effect of movements in exchange rates - OCI hedge		17,894	2,317
Balance at end of year		1,608,094	872,544

a)	Unsecured revolving credit facility and term loans
On August 16, 2021, the Group extended its revolving credit facility until August 16, 2025. Under the new extension, CAD availability is increased by CAD $10 million and USD availability increased by USD $50 million. Based on certain ratios, the interest rate will be the sum of the banker’s acceptance rate, or Libor rate on US$ denominated debt, plus an applicable margin, which can vary between
113 basis points and 175 basis points. The applicable margin on the credit facility is currently 1.25
%. The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end (see note 25(f)). Deferred financing fees of $
1.7 million were recognized on the increase.
The revolving credit facility is unsecured and can be extended annually. The total available amount under this revolving facility is CAD $
1,260
 million. The agreement provides an additional $
198.9 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement. Based on certain ratios, the interest rate will vary between banker’s acceptance rate (or Libor rate on USD denominated debt) plus applicable margin, which can vary between 120 basis points and 200 basis points. As of December 31, 2021, the credit facility’s interest rate on CAD denominated debt was 1.70% (2020 – 2.90%) and on USD denominated debt was 1.35% (2020 – 1.60%). The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end
(see note 25(f)).
The remaining second tranche of term loan of CAD $410 million is unsecured and is due in June 2022. Early repayment, in part or whole, is permitted, without penalty, and will permanently reduce the amount borrowed. The terms and conditions of this unsecured term loan are the same as the unsecured revolving credit facility and are subject to the same covenants. As of December 31, 2021, the term loan’s interest rate was 1.90% (2020 – 1.90% on the second tranche).
On December 18, 2020, the Group repaid, without penalty, the first tranche of CAD $200 million of its term loan which was due in June 2021.

b)	Unsecured debenture
The unsecured debenture is maturing in December 2024 and is carrying an interest rate between 3.32% and 4.22% (2020 – 3.32% to 4.22%) depending on certain ratios. As of December 31, 2021, the debenture’s effective rate was 3.57% (2020 – 3.57%). The debenture may be repaid, without penalty, after December 20, 2022, subject to the approval of the Group’s syndicate of bank lenders.

c )	Unsecured senior notes
This loan takes the form of senior notes each carrying an interest rate of 3.85% and with a December 2026 maturity date. These notes may be prepaid at any time prior to maturity date, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount.

On January 13, 2021, the Group received $500 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing fixed interest between 3.15% and 3.50%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end
(see note 25(f)). Deferred financing fees of $1.4 million were recognized on the increase.

30

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

On July 2, 2021, the Group received $100 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 2, 2029, and July 2, 2033, bearing fixed interest of 2.87% and 3.34%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end
(see note 25(f)).
On July 14, 2021, the Group received $30 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 14, 2029, and July 14, 2033, bearing fixed interest of 2.89% and 3.37%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end
(see note 25(f)).

d )	Conditional sales contracts
Conditional sales contracts are secured by rolling stock having a carrying value of $144.5 million (December 31, 2020 - $140.7 million,) (see note 8).

e )	Principal installments of other long-term debt payable during the subsequent years are as follows:

	Less than	1 to 5	More than
	1 year	years	5 years	Total
Unsecured revolving facilities	-	242,283	-	242,283
Unsecured term loan	324,444	-	-	324,444
Unsecured debenture	-	158,265	-	158,265
Unsecured senior notes	-	-	780,000	780,000
Conditional sales contracts	39,142	68,746	-	107,888
	363,586	469,294	780,000	1,612,880

14.	Lease liabilities

	As at	As at
	December 31, 2021	December 31, 2020
Current portion of lease liabilities	115,344	88,522
Long-term portion of lease liabilities	313,862	267,464
	429,206	355,986
The table below summarizes changes to the lease liabilities:

	Note	2021	2020
Balance at beginning of year		355,986	355,591
Business combinations	5	111,590	40,477
Additions		90,346	50,225
Derecognition*		(15,030)	(12,011)
Repayment		(115,336)	(82,587)
Effect of movements in exchange rates		1,650	4,291
Balance at end of year		429,206	355,986
* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

The incremental borrowing rate used on average for 2021 is 2.59% (2020 – 3.56%).
Extension options
Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.
The lease liabilities include future lease payments of $12.7 million (2020 – $21.1 million) related to extension options that the Group is reasonably certain to exercise.

31

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $
362.4
million (2020 - $
352.1
million).
The Group does not have a significant exposure to termination options and penalties.
Variable lease payments
Some leases contain variable lease payments which are not included in the measurement of the lease liability. These payments include, amongst others, common area maintenance fees, municipal taxes and vehicle maintenance fees. The expense related to variable lease payments for the year ended December 31, 2021 was $18.9 million (2020 - $17.4 million).
Sub-leases
The Group
sub-leases
some of its properties. Income from
sub-leasing
right-of-use
assets for the year ended December 31, 2021 was $15.4 million (2020 - $13.8 million), presented in “Other operating expenses”.
Contractual cash flows
The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
December 31, 2021
Less than 1 year	126,172
Between 1 and 5 years	262,899
More than 5 years	79,323
468,394
For the year ended December 31, 2021, operating lease expenses of $42.4 million (2020 – $26.1 million) were recognized in the consolidated statement of income for leases that either did not meet the definition of a lease under IFRS 16, or were excluded based on practical expedients applied.

15.	Employee benefits
TFI International pension plans
The Group sponsors defined benefit pension plans for 105 of its employees (2020 – 161).
These plans are all within Canada and include one unregistered plan. All the defined benefit plans are no longer offered to employees and two defined benefits plans in the past have been converted prospectively to defined contribution plans. Therefore, the future obligation will only vary by actuarial re-measurements.
With the exception of one plan, all other plans do not have recurring contributions for employees. These plans are still required to fund past service costs. The remaining plan is fully funded by the Group.
The Group measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2020 and the next required valuation will be as of December 31, 2021.

TForce Freight pension plans
Pursuant to the terms of the purchase agreement with UPS Freight, the Group has recognized defined benefit pension plans for certain participants of the UPS Pension plans. The pension plans have ongoing benefit accruals and new employees that are eligible to participate in the plans once they satisfy the participation requirements. The pension plans include 9,399 active participants.
The plans do not have recurring contributions for employees. These plans are still required to fund past service costs and are fully funded by the Group. The Group obtained an actuarial valuation as at the date of acquisition to establish the benefit obligation at that date. The plans’ service costs are also established by the actuarial valuation.
The Group also measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2021.

32

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Other post-retirement plans
In addition to the above-mentioned defined benefit plans, the Group sponsors an employee severance plan in Mexico. At December 31, 2021, total obligation under this arrangement amounted to $1.2 million ($1.1 million in 2020).
Information in the tables that follow pertains to all of the Group’s defined benefit pension plans.

	December 31, 2021			December 31, 2020
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total
Defined benefit obligation	27,127	133,653	160,780	35,529	-	35,529
Fair value of plan assets	(13,437)	(80,466)	(93,903)	(21,147)	-	(21,147)
Net defined benefit liability	13,690	53,187	66,877	14,382	-	14,382
Plan assets comprise:

	December 31, 2021	December 31, 2020
TFI International pension plans
Equity securities	6%	6%
Debt securities	89%	91%
Other	5%	3%
TForce Freight pension plans
Equity securities	48%	-
Debt securities	52%	-
All equity and debt securities have quoted prices in active markets. Debt securities are held through mutual funds and primarily hold investments with ratings of AAA, AA or A, based on Moody’s ratings.
The other asset categories are real estate investment trusts.
Movement in the present value of the accrued benefit obligation for defined benefit plans:

	Note	2021	2020
Defined benefit obligation, beginning of year		35,529	31,449
Increase through business combinations	5	70,261	-
Current service cost		55,437	528
Interest cost		2,289	948
Benefits paid		(5,437)	(1,539)
Remeasurement (gain) loss arising from:
- Demographic		252	-
- Financial assumptions		5,997	3,563
- Experience		(426)	(343)
Settlement		(3,420)	113
Effect of movements in exchange rates		298	810
Defined benefit obligation, end of year		160,780	35,529

Movement in the fair value of plan assets for defined benefit plans:

	Note	2021	2020
Fair value of plan assets, beginning of year		21,147	18,108
Increase through business combinations	5	4,412	-
Interest income		551	544
Employer contributions		76,297	2,519
Benefits paid		(5,437)	(1,539)
Fair value remeasurement		310	1,129
Plan administration expenses		(112)	(124)
Settlement		(3,475)
Effect of movements in exchange rates		210	510
Fair value of plan assets, end of year		93,903	21,147

33

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Expense recognized in income or loss:

	2021	2020
Current service cost	55,437	528
Net interest cost	1,738	404
Plan administration expenses	112	124
Net settlement	55	113
Pension expense	57,342	1,169
Actual return on plan assets	861	1,673

Actuarial losses recognized in other comprehensive income:

	2021	2020
Amount accumulated in retained earnings, beginning of year	13,304	11,100
Recognized during the year	5,513	2,204
Amount accumulated in retained earnings, end of year	18,817	13,304
Recognized during the year, net of tax	4,128	1,623
The significant actuarial assumptions used (expressed as weighted average):

	December 31, 2021	December 31, 2020
Defined benefit obligation:
Discount rate at	2.9%	2.4%
Future salary increases	2.0%	1.2%
Employee benefit expense:
Discount rate at	2.4%	3.3%
Rate of return on plan assets at	2.4%	3.3%
Future salary increases	2.0%	1.2%
Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the value of the liabilities in the defined benefit plans are as follows:

	December 31, 2021		December 31, 2020
	TFI International pension plans	TForce Freight pension plans	TFI International pension plans	TForce Freight pension plans
Longevity at age 65 for current pensioners
Males	22.7	20.1	22.1	-
Females	24.9	22.2	24.7	-
Longevity at age 65 for current members aged 45
Males	23.6	21.7	23.5	-
Females	25.8	23.7	26.1	-
At December 31, 2021 the weighted average duration of the defined benefit obligation was:

TFI International pension plans	13.9
TForce Freight pension plans	22.1
The following table presents the impact of changes of major assumptions on the defined benefit obligation for the years ended:

	2021		2020
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(27,922)	36,695	(3,022)	3,650
Life expectancy (1-year movement)	4,475	(4,650)	138	(246)

34

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Historical information:

	2021	2020	2019	2018	2017
Defined benefit obligation	160,780	35,529	31,449	27,579	38,811
Fair value of plan assets	(93,903)	(21,147)	(18,108)	(16,581)	(25,366)
Deficit in the plan	66,877	14,382	13,341	10,998	13,445

Experience adjustments arising on plan obligations	5,823	3,220	2,116	(2,427)	2,378
Experience adjustments arising on plan assets	310	1,129	467	(815)	351
The Group expects approximately $100.7 million in contributions to be paid to its defined benefit plans in 2022.

16.	Provisions

		Self insurance	Other	Total
Balance at December 31, 2019		39,188	1,598	40,786
Additions through business combinations	5	-	338	338
Provisions made during the year		48,534	9,685	58,219
Provisions used during the year		(32,439)	(4,060)	(36,499)
Provisions reversed during the year		(8,795)	(1,177)	(9,972)
Unwind of discount on long-term provisions		1,012	-	1,012
Sale of business		(47)	-	(47)
Effect of movements in exchange rates		280	138	418
Balance at December 31, 2020		47,733	6,522	54,255
Additions through business combinations	5	125	50,449	50,574
Provisions made during the year		94,885	4,352	99,237
Provisions used during the year		(62,836)	(7,977)	(70,813)
Provisions reversed during the year		(9,259)	-	(9,259)
Unwind of discount on long-term provisions		(929)	-	(929)
Effect of movements in exchange rates		(252)	(171)	(423)
Balance at December 31, 2021		69,467	53,175	122,642

As at December 31, 2021
Current provisions		26,771	12,241	39,012
Non-current provisions		42,696	40,934	83,630
		69,467	53,175	122,642

As at December 31, 2020
Current provisions		14,040	3,412	17,452
Non-current provisions		33,693	3,110	36,803
		47,733	6,522	54,255
Self-insurance provisions represent the uninsured portion of outstanding claims at year-end.
The current portion reflects the amount expected to be paid in the following year. Due to the long-term nature of the liability, the provision has been calculated using a discount rate of 1.3% (2020 – 0.7%). Other provisions include mainly litigation provisions of $35.8 million (2020 – $3.2 million). Litigation provisions contain various pending claims for which management used judgement and assumptions about future events. The outcomes will depend on future claim developments.

35

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

17.	Deferred tax assets and liabilities

	December 31, 2021	December 31, 2020 *
Property and equipment	(403,181)	(178,087)
Intangible assets	(78,888)	(73,496)
Long-term debt	8,025	4,852
Employee benefits	43,821	10,634
Provisions	42,900	15,151
Tax losses	11,313	94
Other	(2,917)	(108)
Net deferred tax liabilities	(378,927)	(220,960)
Presented as:
Deferred tax assets	29,695	11,207
Deferred tax liabilities	(408,622)	(232,167)
* Recasted for change in accounting policy (see note 10)

Movement in temporary differences during the year:

	Balance	Recognized	Recognized	Acquired	Balance
	December 31,	in income	directly	in business	December 31,
	2019	or loss	in equity	combinations	2020*
Property and equipment	(188,604)	12,981	(1,052)	(1,412)	(178,087)
Intangible assets	(78,801)	11,396	(880)	(5,211)	(73,496)
Long-term debt	5,886	(1,104)	70	-	4,852
Employee benefits	7,449	2,387	798	-	10,634
Provisions	9,874	5,191	86	-	15,151
Tax losses	14,603	(14,396)	(113)	-	94
Other	(1,358)	735	545	(30)	(108)
Net deferred tax liabilities	(230,951)	17,190	(546)	(6,653)	(220,960)
* Recasted for change in accounting policy (see note 10)

	Balance	Recognized	Recognized	Acquired	Balance
	December 31,	in income	directly	in business	December 31,
	2020*	or loss	in equity	combinations	2021
Property and equipment	(178,087)	(181)	1,401	(226,314)	(403,181)
Intangible assets	(73,496)	6,443	(790)	(11,045)	(78,888)
Long-term debt	4,852	3,158	15	-	8,025
Employee benefits	10,634	3,124	13,384	16,679	43,821
Provisions	15,151	14,499	13	13,237	42,900
Tax losses	94	(237)	(210)	11,666	11,313
Other	(108)	(893)	(1,916)	0	(2,917)
Net deferred tax liabilities	(220,960)	25,913	11,897	(195,777)	(378,927)
* Recasted for change in accounting policy (see note 10)
18. Share capital and other components of equity
The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.
The common shares entitle the holders thereof to one vote per share. The holders of the common shares are entitled to receive dividends as declared from time to time. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon its dissolution, liquidation or winding-up.
The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the Directors who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of assets of the Company among its shareholders, the holders of the preferred shares of each series are entitled to receive, with priority over the common shares and any other shares ranking junior to the preferred

36

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

shares of the Company, an amount equal to the redemption price for such shares, plus an amount equal to any dividends declared thereon but unpaid and not more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.
During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of $33.35 per share for gross proceeds to the Company of $230,115,000. The Company incurred share issuance costs of approximately $13.2 million of which $12.6 million were recorded to share capital and $0.6 million were recognized in the consolidated statement of income.
During the third quarter of fiscal 2020, the Company completed a common share offering in the United States and Canada. The Company issued a total of 5,060,000 common shares, that were issued at a price of $43.25 per share for gross proceeds to the Company of $218,845,000. The Company incurred share issuance costs of approximately $11.0 million which were fully recorded to share capital.
The following table summarizes the number of common shares issued:

(in number of shares)	Note	2021	2020
Balance, beginning of year		93,397,985	81,450,326
Repurchase and cancellation of own shares		(2,157,862)	(1,542,155)
Issuance of shares		-	11,960,000
Stock options exercised	20	912,770	1,529,814
Balance, end of year		92,152,893	93,397,985
The following table summarizes the share capital issued and fully paid:

	2021	2020
Balance, beginning of year	1,120,049	678,915
Issuance of shares, net of expenses	-	425,350
Repurchase and cancellation of own shares	(23,449)	(12,025)
Cash consideration of stock options exercised	20,114	21,361
Ascribed value credited to share capital on stock options exercised	6,210	4,554
Issuance of shares on settlement of RSUs	10,257	1,894
Balance, end of year	1,133,181	1,120,049
Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2021 and ending on November 1, 2022, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at December 31, 2021, and since the inception of this NCIB, the Company has repurchased and cancelled 1,000,000 shares.
During 2021, the Company repurchased 2,157,862 common shares at a weighted average price of $91.83 per share for a total purchase price of $198.2 million relating to the NCIB. During 2020, the Company repurchased 1,542,155 common shares at a weighted average price of $24.64 per share for a total purchase price of $38.0 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $174.7 million (2020 – $26.0 million) was charged to retained earnings as share repurchase premium.
Contributed surplus
The contributed surplus account is used to record amounts arising on the issue of equity-settled share-based payment awards (see note 20).
Accumulated other comprehensive income (“AOCI”)
At December 31, 2021 and 2020, AOCI is comprised of accumulated foreign currency translation differences arising from the translation of the financial statements of foreign operations, financial assets measured at fair value through OCI, gain or loss on net investment hedge, realized gains on investments, cash flow hedges and defined benefit plan remeasurement gain or loss.

37

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Dividends
In 2021, the Company declared quarterly dividends amounting to a total of $0.96 per outstanding common share when the dividend was declared (2020 – $0.80) for a total of $89.1 million (2020 - $72.7 million).
On March
14
 2022, the
Board of Directors approved a quarterly dividend of $0.27 per outstanding common share of the Company’s capital, for an expected aggregate payment of $24.7 million to be paid on April 15, 2022 to shareholders of record at the close of business on March 31, 2022.

19.	Earnings per share
Basic earnings per share
The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	2021	2020
Net income attributable to owners of the Company	664,361	275,675
Issued common shares, beginning of year	93,397,985	81,450,326
Effect of stock options exercised	593,740	858,488
Effect of repurchase of own shares	(937,480)	(1,204,210)
Effect of share issuance	-	8,008,750
Weighted average number of common shares	93,054,245	89,113,354

Earnings per share – basic (in dollars)	7.14	3.09
Diluted earnings per share
The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	2021	2020
Net income attributable to owners of the Company	664,361	275,675
Weighted average number of common shares	93,054,245	89,113,354
Dilutive effect:
Stock options and restricted share units	2,281,778	1,821,452
Weighted average number of diluted common shares	95,336,023	90,934,806

Earnings per share - diluted (in dollars)	6.97	3.03
As at December 31, 2021, no stock options were excluded from the calculation of diluted earnings per share (2020 – 99,485) as these options were deemed to be anti-dilutive.
The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

20.	Share-based payment arrangements
Stock option plan (equity-settled)
The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

38

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

(in thousands of options and in dollars)	2021		2020
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of year	2,982	24.65	4,422	21.56
Granted	-	-	99	40.41
Exercised	(913)	22.30	(1,530)	16.73
Forfeited	(8)	23.70	(9)	27.87
Balance, end of year	2,061	25.70	2,982	24.65
Options exercisable, end of year	1,705	24.27	2,111	22.34

The following table summarizes information about stock options outstanding and exercisable at December 31, 2021:

(in thousands of options and in dollars)	Options outstanding			Options
				exercisable
		Weighted
		average
	Number	remaining		Number
	of	contractual life		of
Exercise prices	options	(in years	)	options
19.12	212	0.6		212
18.83	444	1.6		444
26.82	201	2.1		201
23.70	392	3.1		392
30.71	717	4.2		427
40.41	95	5.6		29
	2,061	2.9		1,705
Of the options outstanding at December 31, 2021, a total of 1,669,767 (2020 – 2,502,339) are held by key management personnel.
The weighted average share price at the date of exercise for stock options exercised in 2021 was $87.65 (2020 – $33.78).
In 2021, the Group recognized a compensation expense of $1.0 million (2020 - $1.7 million) with a corresponding increase to contributed surplus.
No stock options were granted during 2021 under the Company’s stock option plan.
On July 27, 2020, the Board of Directors approved the grant of 99,485 stock options under the Company’s stock option plan of which 99,485 were granted to key management personnel. The options vest in equal installments over three years and have a life of seven years. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

July 27, 2020
Exercise price	40.41
Average expected option life	4.5 years
Risk-free interest rate	0.71%
Expected stock price volatility*	26.29%
Average dividend yield	2.62%
Weighted average fair value per option of options granted	6.73
* Expected stock price volatility is based on the historical volatility of the Group’s stock over a period commensurate with the expected term of the award.

39

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Deferred share unit plan for board members (cash-settled)
The Company offers a deferred share unit (“DSU”) plan for its board members. Under this plan, board members may elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	2021	2020
Balance, beginning of year	373,926	348,031
Board members compensation	-	29,168
Paid	(71,709)	(11,512)
Dividends paid in units	4,337	8,239
Balance, end of year	306,554	373,926

In 2021, the Group recognized, as a result of DSUs, a compensation expense of nil (2020 - $1.1 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market
loss on DSUs of $22.9 million (2020 – $6.5 million).
Effective January 1, 2021, a new director compensation program was put in place. Quarterly cash amounts will be paid to the board members on the 2nd Thursday following each quarter. In addition, an equity portion of compensation will be awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year. In 2021, the Group recognized, as a result of the director compensation plan, a compensation expense of $1.1 million.
As at December 31, 2021, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $34.4 million (2020 - $19.2 million).
Performance contingent restricted share unit and performance share unit plans (equity-settled)
The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first
portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.
RSUs awarded under the equity incentive plan prior to 2020 will vest in December of the second year from the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.
Restricted share units
On February 8, 2021, the Company granted a total of 78,122 RSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $70.59 per unit.
On April 27, 2021, the Company granted a total of 12,924 RSUs under the Company’s equity incentive plan of which 7,847 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The RSUs vest on April 30, 2022. The fair value of the RSUs granted was $77.32 per unit.
On December 20, 2021, the Company granted a total of 34,221 RSUs under the Company’s equity incentive plan of which 34,221 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date

40

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The RSUs vest on April 30, 2022. The fair value of the RSUs granted was $103.66 per unit.
On February 7, 2020, the Company granted a total of 145,218 RSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $32.41 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	2021		2020
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value
Balance, beginning of year	299	31.54	239	28.08
Granted	125	80.29	145	32.41
Reinvested	4	37.90	8	29.74
Settled	(153)	30.70	(92)	23.75
Forfeited	(3)	53.12	(1)	31.06
Balance, end of year	272	54.27	299	31.54
The following table summarizes information about RSUs outstanding and exercisable as at December 31, 2021:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
77.32	13	0.3
103.66	34	0.3
32.41	147	1.1
70.59	78	2.1
	272	1.2
The weighted average share price at the date of settlement of RSUs vested in 2021 was $107.76 (2020 – $53.10). The excess of the purchase price paid over the carrying value of shares repurchased for settlement of the award, in the amount of $18.9 million (2020 – $4.5 million), was charged to retained earnings as share repurchase premium.
In 2021, the Group recognized, as a result of RSUs, a compensation expense of $8.2 million (2020 - $3.7 million) with a corresponding increase to contributed surplus.
Of the RSUs outstanding at December 31, 2021, a total of
171,222
 (2020 – 196,343) are held by key management personnel.
Performance share units
On February 8, 2021, the Company granted a total of 78,122 PSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market conditions are expected to be satisfied.
The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $89.64 per unit as at grant date and $105.53 per unit as at December 31, 2021.
On February 7, 2020, the Company granted a total of 145,218 PSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the PSUs is determined using the share market price at the date of the grant and reflects the impact of satisfying the market conditions for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market conditions are expected to be satisfied.
 The share-based compensation expense is

41

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $32.41 per unit as at grant date and $50.35 per unit as at December 31, 2021.
The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	2021		2020
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of year	147	32.41	-	-
Granted	78	89.64	145	32.41
Reinvested	3	45.64	2	32.41
Forfeited	(2)	41.65	-	-
Balance, end of year	226	52.25	147	32.41

The following table summarizes information about PSUs outstanding and exercisable as at December 31, 2021:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	148	1.1
89.64	78	2.1
	226	1.4
In 2021, the Group recognized, as a result of PSUs, a compensation expense of $6.2 million (2020 - $1.6 million) with a corresponding increase to contributed surplus.
Of the PSUs outstanding at December 31, 2021, a total of 138,141 (2020 – 96,984) are held by key management personnel.

21.	Materials and services expenses
The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	2021	2020
Independent contractors	2,911,393	1,535,394
Vehicle operation expenses	904,060	516,441
	3,815,453	2,051,835

22.	Personnel expenses

	Note	2021	2020
Short-term employee benefits		1,863,907	857,217
Contributions to defined contribution plans		9,323	7,925
Current and past service costs related to defined benefit plans	15	55,437	528
Termination benefits		6,053	7,863
Equity-settled share-based payment transactions	20	15,424	7,046
Cash-settled share-based payment transactions	20	23,937	7,606
		1,974,081	888,185
In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire
workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the
COVID-19
pandemic declaration and crisis.
The program has been separated in
4-week
claim periods spanning from March 15, 2020 to October 23, 2021. The CEWS for periods prior to July 5, 2020 provided a subsidy of 75% of employee wages to a maximum of CAD $847 (approximately USD $631) per employee per week for eligible Canadian employers. The subsidy available for periods after July 5, 2020 is determined on a sliding scale that is capped at specific rates per period.

42

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

To be eligible to receive the wage subsidy, a Canadian employer needed to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020 for the periods prior to July 5, 2020. For the following periods, until July 4, 2021, any drop in qualifying revenues makes an employer entitled to the subsidy, in an amount determined on a sliding scale and in proportion to the decrease in the qualifying revenues. For periods after July 4, 2021, a revenue drop of over 10% is required to receive the CEWS.
During 2021, certain legal entities within the Company qualified for the CEWS resulting in a $12.3 million (2020 - $52.3 million) subsidy that is recorded and offset against personnel expenses, presented in short-term employee benefits, in the consolidated statement of income.

23.	Finance income and finance costs
Recognized in income or loss:

Costs (income)	2021	2020

Interest expense on long-term debt and amortization of deferred financing fees	45,953	34,967
Interest expense on lease liabilities	13,521	12,443
Interest income and accretion on promissory note	(2,187)	(1,051)
Net change in fair value and accretion expense of contingent considerations	1,932	224
Net foreign exchange gain	(1,471)	(1,237)
Net change in fair value of interest rate derivatives	-	(488)
Net impact of early repayment of contingent consideration	(1,469)	-
Other financial expenses	16,739	9,052

Net finance costs	73,018	53,910
Presented as:
Finance income	(5,127)	(2,776)
Finance costs	78,145	56,686

24.	Income tax expense
Income tax recognized in income or loss:

	2021	2020

Current tax expense
Current year	179,821	103,080
Adjustment for prior years	(2,102)	1,092
	177,719	104,172

Deferred tax expense (recovery)
Origination and reversal of temporary differences	(27,427)	(7,536)
Variation in tax rate	175	70
Adjustment for prior years	1,339	(9,724)

	(25,913)	(17,190)

Income tax expense	151,806	86,982

43

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Income tax recognized in other comprehensive income:

	2021			2020

		Tax			Tax
	Before	(benefit)	Net of	Before	(benefit)	Net of
	tax	expense	tax	Tax	expense	tax

Foreign currency translation differences	12,960	-	12,960	21,182	-	21,182
Defined benefit plan remeasurement gains (losses)	(5,513)	(1,385)	(4,128)	(2,204)	(581)	(1,623)
Employee benefit	124	37	87	(14)	(4)	(10)
Loss on net investment hedge	(17,894)	(2,352)	(15,542)	(2,317	(307)	(2,010)
Loss on cash flow hedge	-	-	-	(488)	(1)	(487)
Change in fair value of investment in equity securities	27,803	3,656	24,147	-	-	-

	17,480	(44)	17,524	16,159	(893)	17,052
Reconciliation of effective tax rate:

	2021		2020

Income before income tax		816,167		362,657

Income tax using the Company’s statutory tax rate	26.5%	216,284	26.5%	96,104
Increase (decrease) resulting from:
Rate differential between jurisdictions	-0.2%	(1,250)	-1.2%	(4,452)
Variation in tax rate	0.0%	175	0.0%	70
Non deductible expenses	0.7%	5,662	2.4%	8,704
Tax deductions and tax exempt income 1	-8.5%	(69,530)	-2.8%	(10,176)
Adjustment for prior years	-0.1%	(763)	-2.4%	(8,632)
Multi-jurisdiction tax	0.2%	1,228	0.3%	913
Treasury Regulations interpretive guidance
clarifying the U.S. Tax Reform Bill	0.0%	-	1.2%	4,451

	18.6%	151,806	24.0%	86,982
1
Tax deductions and tax exempt income for 2021 is mainly due to the tax exempt bargain purchase gain recorded on the acquisition of UPS Freight.
On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“U.S. Tax Reform”). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023.
The U.S. Tax Reform introduces important changes to U.S. corporate income tax laws that may significantly affect the Group in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. On April 7, 2020, the U.S. Treasury Department issued Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill. As anticipated, a tax benefit relating to 2019 and Q1 2020 was disallowed, resulting in a one-time
tax expense of $7.3 million in the second quarter of 2020. On July 23, 2020, the U.S. Treasury Department issued final regulations on changes made to the U.S. Tax Reform Bill. It introduces a
High-Tax
Exception under the Global Intangible
Low-taxed
Income (GILTI) provisions. A tax benefit relating to 2018 and 2019 was recorded, resulting in a one-time
tax recovery of $2.0 million in 2020. For the year ended December 31, 2020, the total impact from these new regulations was $4.5 million following positive adjustments recorded in the fourth quarter of 2020.

44

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

25.	Financial instruments and financial risk management
As at December 31, 2021 and 2020, there are no derivative financial instruments designated as effective cash flow hedge instruments.
As at December 31, 2021 and 2020, the impact to income or loss and other comprehensive income is as follows:

	Finance loss		Other comprehensive
			income
	2021	2020	2021	2020
Derivative financial instruments measured at fair value through other comprehensive income:
Interest rate derivatives	-	(488)	-	488
	-	(488)	-	488
Risks
In the normal course of its operations and through its financial assets and liabilities, the Group is exposed to the following risks:

•	credit risk

•	liquidity risk

•	market risk.
This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and processes for managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.
Risk management framework
The Group’s management identifies and analyzes the risks faced by the Group, sets appropriate risk limits and controls, and monitors risks and adherence to limits. Risk management is reviewed regularly to reflect changes in market conditions and the Group’s activities.
The Board of Directors has overall responsibility of the Group’s risk management framework. The Board of Directors monitors the Group’s risks through its audit committee. The audit committee reports regularly to the Board of Directors on its activities.
The Group’s audit committee oversees how management monitors and manages the Group’s risks and is assisted in its oversight role by the Group’s internal audit. Internal audit undertakes both regular and ad hoc reviews of risk, the results of which are reported to the audit committee.

a)	Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from the Group’s trade receivables. The Group grants credit to its customers in the ordinary course of business. Management believes that the credit risk of trade receivables is limited due to the following reasons:

•	There is a broad base of customers with dispersion across different market segments;

•	No single customer accounts for more than 5% of the Group’s revenue;

•	Approximately 89.7% (2020 – 94.9%) of the Group’s trade receivables are not past due or 30 days or less past due;

•	Bad debt expense has been less than 0.1% of consolidated revenues for the last 3 years.

45

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Exposure to credit risk
The Group’s maximum credit exposure corresponds to the carrying amount of the financial assets. The maximum exposure to credit risk at the reporting date was:

	December 31, 2021	December 31, 2020

Trade and other receivables	1,056,023	597,873

	1,056,023	597,873
Impairment losses
The aging of trade and other receivables at the reporting date was:

	Total	Impairment	Total	Impairment
	2021	2021	2020	2020

Not past due	772,077	462	447,517	224
Past due 1 – 30 days	178,641	2,732	104,491	1,211
Past due 31 – 60 days	63,634	8,195	26,601	3,439
Past due more than 60 days	68,988	15,928	30,792	6,654

	1,083,340	27,317	609,401	11,528
The movement in the allowance for expected credit loss in respect of trade and other receivables during the year was as follows:

	2021	2020

Balance, beginning of year	11,528	6,692
Business combinations	9,561	4,473
Bad debt expenses	10,854	2,749
Amount written off and recoveries	(4,372)	(2,795)
Effect of movements in exchange rates	(254)	409

Balance, end of year	27,317	11,528

b)	Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.
Cash inflows and cash outflows requirements from Group’s entities are monitored closely and separately to ensure the Group optimizes its cash return on investment. Typically, the Group ensures that it has sufficient cash to meet expected operational expenses; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted. The Group monitors its short and medium-term liquidity needs on an ongoing basis using forecasting tools. In addition, the Group maintains revolving facilities, which have $944.7 million availability as at
December 31, 2021 (2020 - $825.0 million) and an additional $198.9 million credit available (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated bank agreement (2020 - $196.5 million, CAD $245 million and USD $5 million).

46

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

The following are the contractual maturities of the financial liabilities, including estimated interest payment:

	Carrying	Contractual	Less than	1 to 2	2 to 5	More than
	amount	cash flows	1 year	years	years	5 years

2021

Trade and other payables	861,362	861,362	861,362	-	-	-
Long-term debt	1,608,094	1,896,085	404,454	283,736	463,538	744,357
Other financial liability	8,674	8,674	1,561	7,056	57	-
	2,478,130	2,766,121	1,267,377	290,792	463,595	744,357

2020

Trade and other payables	468,238	468,238	468,238	-	-	-
Long-term debt	872,544	953,425	65,697	539,317	192,087	156,324
Other financial liability	19,793	11,017	4,016	2,395	1,607	2,999

	1,360,575	1,432,680	537,951	541,712	193,694	159,323

It is not expected that the contractual cash flows could occur significantly earlier, or at significantly different amounts.

c)	Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.
The Group buys and sell derivatives, periodically, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group’s management and it does not use derivatives for speculative purposes.

d)	Currency risk
The Group is exposed to currency risk on financial assets and liabilities, sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. Primarily the Canadian entities are exposed to U.S. dollars and entities having a functional currency other than the Canadian dollars (foreign operations) are not significantly exposed to currency risk. The Group mitigates and manages its future USD cash flow by creating offsetting positions through the use of foreign exchange contracts periodically and USD debt.
To mitigate its financial net liabilities exposure to foreign currency risk related to Canadian entities, the Group designated a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge.
The Group’s financial assets and liabilities exposure to foreign currency risk related to Canadian entities was as follows based on notional amounts:

	2021	2020

Trade and other receivables	33,112	36,250
Trade and other payables	(2,401)	(2,162)
Long-term debt	(903,556)	(225,393)

Balance sheet exposure	(872,845)	(191,305)
Long-term debt designated as investment hedge	900,000	225,000

Net balance sheet exposure	27,155	33,695
The Group estimates its annual net USD denominated cash flow from operating activities at approximately $620 million (2020 - $280 million). This cash flow is earned evenly throughout the year.
The following exchange rates applied during the year:

	December 31, 2021	December 31, 2020

Average USD for the year ended	1.2535	1.3415
Closing USD as at	1.2637	1.2725

47

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

Sensitivity analysis
A
1-cent
increase in the U.S. dollar at the reporting date, assuming all other variables, in particular interest rates, remain constant, would have increased (decreased) equity and income or loss by the amounts shown below. The analysis is performed on the same basis for 2020.

	2021		2020

	1-cent	1-cent	1-cent	1-cent
	Increase	Decrease	Increase	Decrease

Balance sheet exposure	(6,907)	6,907	(1,503)	1,503
Long-term debt designated as investment hedge	7,122	(7,122)	1,768	(1,768)

Net balance sheet exposure	215	(215)	265	(265)

e)	Interest rate risk
The Group’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by periodically entering into interest rate swaps.
The Group periodically
 enters into interest rate swaps designated for cash flow hedges. During
2020
,
three
hedging relationships ended due to the repayment of the hedged items. At December
31
,
2021
and
2020
, the Group has
no
interest rate swaps that hedge variable interest debt set using the
30-day
Libor rate. A
nil
loss
(2020
–
$
0.5
 million loss, $
0.5
 million net of tax) was recorded on the
marking-to-market
of the interest rate derivative to other comprehensive income for these cash flow hedges.
Ineffectiveness in hedging stems from differences between the hedged item and hedging instruments with respect to interest rate characteristics, currency, notional values and term. For the year ended December 31, 2020, the derivatives that were designated as cash flow hedges were considered to be fully effective and no ineffectiveness was recognized in net income
.

At December 31, 2021 and 2020, the interest rate profile of the Group’s carrying amount interest-bearing financial instruments excluding the effects of interest rate derivatives was:

	2021	2020

Fixed rate instruments	1,044,244	419,565

Variable rate instruments	563,850	452,979

	1,608,094	872,544
The fair value of the interest rate swaps has been estimated using industry standard valuation models which use rates published on financial capital markets, adjusted for credit risk.
Fair value sensitivity analysis for fixed rate instruments
The Group does not account for any fixed rate financial liabilities at fair value through income or loss. Therefore a change in interest rates at the reporting date would not affect income or loss.
Cash flow sensitivity analysis for variable rate instruments
A 1% change in interest rates at the reporting date would have increased (decreased) equity and net income or net loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2020.

	2021		2020

	1% increase	1% decrease	1% increase	1% decrease

Interest on variable rate instrument	(4,156)	4,156	(3,311)	3,311

48

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

f)	Capital management
For the purposes of capital management, capital consists of share capital and retained earnings of the Group. The Group’s objectives when managing capital are:

•	To ensure proper capital investment in order to provide stability and competitiveness to its operations;

•	To ensure sufficient liquidity to pursue its growth strategy and undertake selective acquisitions;

•	To maintain an appropriate debt level so that there are no financial constraints on the use of capital; and

•	To maintain investors, creditors and market confidence.
The Group seeks to maintain a balance between the highest returns that might be possible with higher level of borrowings and the advantages and security by a sound capital position.
The Group monitors its long-term debt using the ratios below to maintain an appropriate debt level. The Group’s debt-to-equity
and
debt-to-capitalization
ratios are as follows:

	2021	2020

Long-term debt	1,608,094	872,544

Shareholders’ equity	2,220,311	1,788,612

Debt-to-equity ratio	0.72	0.49

Debt-to-capitalization ratio 1	0.42	0.33
1
Long-term debt divided by the sum of shareholders’ equity and long-term debt.
There were no changes in the Group’s approach to capital management during the year.
The Group’s credit facility agreement requires monitoring two ratios on a quarterly basis. The first is a ratio of total debt plus letters of credit and some other long-term liabilities less cash (unrestricted cash for the credit facility and cash up to $100 million for the unsecured senior notes) to net income or loss from continuing operations before finance income and costs, income tax expense (recovery), depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets (“Adjusted EBITDA”). The second is a ratio of adjusted earnings before interest, income taxes, depreciation and amortization and rent expense (“EBITDAR”), and, including last twelve months adjusted EBITDAR from acquisitions to interest and net rent expenses. These ratios are measured on a consolidated last twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of IFRS 16 leases. These ratios must be kept below a certain threshold so as not to breach a covenant in the Group’s syndicated bank. At December 31, 2021 and 2020, the Group was in compliance with its financial covenants.
Management believes that the Group has sufficient liquidity to continue both its operations as well as its acquisition strategy.
Upon maturity of the Group’s long-term debt, the Group’s management and its Board of Directors will assess if the long-term debt should be renewed at its original value, increased or decreased based on the then required capital need, credit availability and future interest rates.

49

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2021 AND 2020

g)	Accounting classification and fair values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position, are as follows:

	December 31, 2021		December 31, 2020

	Carrying	Fair	Carrying	Fair

	Amount	Value	Amount	Value

Financial assets

Assets carried at fair value

Investment in equity securities	31,391	31,391	9,727	9,727

Assets carried at amortized cost

Trade and other receivables	1,056,023	1,056,023	597,873	597,873

	1,087,414	1,087,414	607,600	607,600

Financial liabilities

Liabilities carried at fair value

Other financial liability	18,599	18,599	26,730	26,730

Liabilities carried at amortized cost

Trade and other payables	861,362	861,362	468,238	468,238

Long-term debt	1,608,094	1,378,813	872,544	876,829

	2,488,055	2,258,774	1,367,512	1,371,797
Interest rates used for determining fair value
The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at December 31 plus an adequate credit spread, and were as follows:

	2021	2020

Long-term debt	2.1%	2.5%
Fair value hierarchy
Group’s financial assets and liabilities recorded at fair value on a recurring basis are investment in equity securities and the derivative financial instruments discussed above. Investment in equity securities include Level 1 investments that are marked to market with the publicly traded information as at December 31, 2021. The remaining investment in equity securities is measured using level-3
inputs of the fair value hierarchy and derivative financial instruments are measured using level-2
inputs.

26.	Contingencies, letters of credit and other commitments

a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit
As at December 31, 2021, the Group had $47.4 million of outstanding letters of credit (2020 - $29.5 million).

c)	Other commitments
As at December 31, 2021, the Group had $75.1 million of purchase commitments (2020 – $117.1 million) and $13.2 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (2020 – $44.1 million).

50

T FI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 202 1 AND 20 20

27.	Related parties
Parent and ultimate controlling party
There is no single ultimate controlling party. The shares of the Company are widely held.
Transactions with key management personnel
Board members of the Company, executive officers and top managers of major Group’s entities are deemed to be key management personnel. There were no other transactions with key management personnel other than their respective compensation.
Key management personnel compensation
In addition to their salaries, the Company also provides
non-cash
benefits to board members and executive officers.
Executive officers also participate in the Company’s stock option and performance contingent restricted share unit and performance share unit plans and board members are entitled to deferred share units, as described in note 2
0
. Costs incurred for key management personnel in relation to these plans are detailed below.
Key management personnel compensation comprised:

	2021	2020

Short-term benefits	14,427	13,906

Post-employment benefits	793	704

Equity-settled share-based payment transactions	11,031	4,627

Cash-settled share-based payment transactions	-	1,086

	26,251	20,323

28.	Subsequent events
Between December 31, 2021 and March 14, 2022, the Company repurchased 560,000 common shares at a price ranging from 92.93$ to 105.89$ for a total purchase price of
 $56.4 million.

51